SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)*

7 Days Group Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.125 per share

(Title of Class of Securities)

81783J 101**

(CUSIP Number)

Mr. Boquan He Floor 32, Metro Plaza 183-187, Tianhe Road North Guangzhou, Guangdong 510620 People’s Republic of China +86 20 8755 3248	Mr. Nanyan Zheng c/o 7 Days Group Holdings Limited 5C-11 Creative Industry Zone 397 XinGangZhong Road Guangzhou, Guangdong 510310 People’s Republic of China +86 20 8399 5777	Happy Travel Limited Les Cascades, Edith Cavell Street Port Louis, Mauritius +230 213 9858

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 30 pages)

___________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the Issuer’s American Depositary Shares, each representing three ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 81783J 101	13D	Page 2 of 30

1	NAMES OF REPORTING PERSONS Boquan He
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,131,575[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,131,575[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,131,575[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9%[2]
14	TYPE OF REPORTING PERSON IN

[1]	Includes 35,131,575 Ordinary Shares (as defined below) held through Prototal Enterprises Limited (“Prototal Enterprises”) (see Item 5) but does not include Ordinary Shares beneficially owned by the Founder B Parties and the Actis Parties (each as defined below). As further described in Items 2, 4 and 5, the Founder A Parties (as defined below) may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder B Parties and the Actis Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement (as defined below), a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 3 of 30

1	NAMES OF REPORTING PERSONS Prototal Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,131,575[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,131,575[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,131,575[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9%[2]
14	TYPE OF REPORTING PERSON CO

[1]	Does not include Ordinary Shares beneficially owned by the Founder B Parties and the Actis Parties. As further described in Items 2, 4 and 5, the Founder A Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder B Parties and the Actis Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 4 of 30

1	NAMES OF REPORTING PERSONS Nanyan Zheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,920[1]
	8	SHARED VOTING POWER 9,000,000[2]
	9	SOLE DISPOSITIVE POWER 440,920[1]
	10	SHARED DISPOSITIVE POWER 9,000,000[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,440,920[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.4%[3]
14	TYPE OF REPORTING PERSON IN

[1]	Includes (i) 17,806 ADSs representing 53,418 Ordinary Shares held by Mr. Nanyan Zheng (“Mr. Zheng”), (ii) 2 Ordinary Shares held by Mr. Zheng and (iii) 387,500 Ordinary Shares issuable upon exercise of options held by Mr. Zheng within 60 days of February 28, 2013.

[2]	Includes 9,000,000 Ordinary Shares held through Fortune News International Limited (“Fortune News”) (see Item 5) but does not include Ordinary Shares beneficially owned by the Founder A Parties and the Actis Parties. As further described in Items 2, 4 and 5, the Founder B Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Actis Parties.

[3]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 5 of 30

1	NAMES OF REPORTING PERSONS Audrey & Aaron Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,000,000[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,000,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1%[2]
14	TYPE OF REPORTING PERSON CO

[1]	Includes 9,000,000 Ordinary Shares held through Fortune News (see Item 5) but does not include Ordinary Shares beneficially owned by the Founder A Parties and the Actis Parties. As further described in Items 2, 4 and 5, the Founder B Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Actis Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 6 of 30

1	NAMES OF REPORTING PERSONS Fortune News International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,000,000[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,000,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1%[2]
14	TYPE OF REPORTING PERSON CO

[1]	9,000,000 Ordinary Shares held by Fortune News are pledged to Bank Sarasin-Rabo (Asia) Limited (“BSRL”), under that certain Pledge Agreement by and between Fortune News and BSRL, dated October 7, 2010 (the “Pledge Agreement”). The number of Ordinary Shares does not include Ordinary Shares beneficially owned by the Founder A Parties and the Actis Parties. As further described in Items 2, 4 and 5, the Founder B Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Actis Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 7 of 30

1.	NAME OF REPORTING PERSON: Actis LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,454,557[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,454,557[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,454,557[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14.	TYPE OF REPORTING PERSON PN

[1]	The record owner of these shares is Happy Travel Limited, which is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2, L.P., all of which are managed by Actis LLP, and (ii) Actis Executive Co-Investment Plan, L.P. and Actis Fund 3 Co-Investment Pool, L.P., all of which are managed by Actis Co-Investment Plan Limited, which is directly owned by Actis LLP, and does not include Ordinary Shares beneficially owned by the Founder A Parties and Founder B Parties. As further described in Items 2, 4 and 5, the Actis Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Founder B Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 8 of 30

1.	NAME OF REPORTING PERSON: Actis Co-Investment Plan Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,454,557[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,454,557[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,454,557[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14.	TYPE OF REPORTING PERSON CO

[1]	The record owner of these shares is Happy Travel Limited, which is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2, L.P., all of which are managed by Actis LLP, and (ii) Actis Executive Co-Investment Plan, L.P, and Actis Fund 3 Co-Investment Pool, L.P., all of which are managed by Actis Co-Investment Plan Limited, which is directly owned by Actis LLP, and does not include Ordinary Shares beneficially owned by the Founder A Parties and Founder B Parties. As further described in Items 2, 4 and 5, the Actis Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Founder B Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 9 of 30

1.	NAME OF REPORTING PERSON: Actis Emerging Markets 3 LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,454,557[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,454,557[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,454,557[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14.	TYPE OF REPORTING PERSON PN

[1]	The record owner of these shares is Happy Travel Limited, which is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2, L.P., all of which are managed by Actis LLP, and (ii) Actis Executive Co-Investment Plan, L.P. and Actis Fund 3 Co-Investment Pool, L.P., all of which are managed by Actis Co-Investment Plan Limited, which is directly owned by Actis LLP, and does not include Ordinary Shares beneficially owned by the Founder A Parties and Founder B Parties. As further described in Items 2, 4 and 5, the Actis Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Founder B Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 10 of 30

1.	NAME OF REPORTING PERSON: Actis Emerging Markets 3 “A” LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,454,557[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,454,557[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,454,557[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14.	TYPE OF REPORTING PERSON PN

[1]	The record owner of these shares is Happy Travel Limited, which is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2, L.P., all of which are managed by Actis LLP, and (ii) Actis Executive Co-Investment Plan, L.P. and Actis Fund 3 Co-Investment Pool, L.P., all of which are managed by Actis Co-Investment Plan Limited, which is directly owned by Actis LLP, and does not include Ordinary Shares beneficially owned by the Founder A Parties and Founder B Parties. As further described in Items 2, 4 and 5, the Actis Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Founder B Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 11 of 30

1.	NAME OF REPORTING PERSON: Actis Emerging Markets 3 “C” LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,454,557[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,454,557[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,454,557[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14.	TYPE OF REPORTING PERSON PN

[1]	The record owner of these shares is Happy Travel Limited, which is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2, L.P., all of which are managed by Actis LLP, and (ii) Actis Executive Co-Investment Plan, L.P. and Actis Fund 3 Co-Investment Pool, L.P., all of which are managed by Actis Co-Investment Plan Limited, which is directly owned by Actis LLP, and does not include Ordinary Shares beneficially owned by the Founder A Parties and Founder B Parties. As further described in Items 2, 4 and 5, the Actis Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Founder B Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 12 of 30

1.	NAME OF REPORTING PERSON: Actis China 3 “S” LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,454,557[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,454,557[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,454,557[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14.	TYPE OF REPORTING PERSON PN

[1]	The record owner of these shares is Happy Travel Limited, which is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2, L.P., all of which are managed by Actis LLP, and (ii) Actis Executive Co-Investment Plan, L.P. and Actis Fund 3 Co-Investment Pool, L.P., all of which are managed by Actis Co-Investment Plan Limited, which is directly owned by Actis LLP, and does not include Ordinary Shares beneficially owned by the Founder A Parties and Founder B Parties. As further described in Items 2, 4 and 5, the Actis Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Founder B Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 13 of 30

1.	NAME OF REPORTING PERSON: Actis China 3 “A” LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,454,557[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,454,557[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,454,557[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14.	TYPE OF REPORTING PERSON PN

[1]	The record owner of these shares is Happy Travel Limited, which is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2, L.P., all of which are managed by Actis LLP, and (ii) Actis Executive Co-Investment Plan, L.P. and Actis Fund 3 Co-Investment Pool, L.P., all of which are managed by Actis Co-Investment Plan Limited, which is directly owned by Actis LLP, and does not include Ordinary Shares beneficially owned by the Founder A Parties and Founder B Parties. As further described in Items 2, 4 and 5, the Actis Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Founder B Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 14 of 30

1.	NAME OF REPORTING PERSON: Actis China 3 LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,454,557[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,454,557[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,454,557[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14.	TYPE OF REPORTING PERSON PN

[1]	The record owner of these shares is Happy Travel Limited, which is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2, L.P., all of which are managed by Actis LLP, and (ii) Actis Executive Co-Investment Plan, L.P. and Actis Fund 3 Co-Investment Pool, L.P., all of which are managed by Actis Co-Investment Plan Limited, which is directly owned by Actis LLP, and does not include Ordinary Shares beneficially owned by the Founder A Parties and Founder B Parties. As further described in Items 2, 4 and 5, the Actis Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Founder B Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 15 of 30

1.	NAME OF REPORTING PERSON: Actis China Fund 2, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,454,557[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,454,557[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,454,557[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14.	TYPE OF REPORTING PERSON PN

[1]	The record owner of these shares is Happy Travel Limited, which is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2, L.P., all of which are managed by Actis LLP, and (ii) Actis Executive Co-Investment Plan, L.P. and Actis Fund 3 Co-Investment Pool, L.P., all of which are managed by Actis Co-Investment Plan Limited, which is directly owned by Actis LLP, and does not include Ordinary Shares beneficially owned by the Founder A Parties and Founder B Parties. As further described in Items 2, 4 and 5, the Actis Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Founder B Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 16 of 30

1.	NAME OF REPORTING PERSON: Actis Executive Co-Investment Plan, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,454,557[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,454,557[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,454,557[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14.	TYPE OF REPORTING PERSON PN

[1]	The record owner of these shares is Happy Travel Limited, which is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2, L.P., all of which are managed by Actis LLP, and (ii) Actis Executive Co-Investment Plan, L.P. and Actis Fund 3 Co-Investment Pool, L.P., all of which are managed by Actis Co-Investment Plan Limited, which is directly owned by Actis LLP, and does not include Ordinary Shares beneficially owned by the Founder A Parties and Founder B Parties. As further described in Items 2, 4 and 5, the Actis Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Founder B Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 17 of 30

1.	NAME OF REPORTING PERSON: Actis Fund 3 Co-Investment Pool, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,454,557[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,454,557[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,454,557[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14.	TYPE OF REPORTING PERSON PN

[1]	The record owner of these shares is Happy Travel Limited, which is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2, L.P., all of which are managed by Actis LLP, and (ii) Actis Executive Co-Investment Plan, L.P. and Actis Fund 3 Co-Investment Pool, L.P., all of which are managed by Actis Co-Investment Plan Limited, which is directly owned by Actis LLP, and does not include Ordinary Shares beneficially owned by the Founder A Parties and Founder B Parties. As further described in Items 2, 4 and 5, the Actis Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Founder B Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 18 of 30

1.	NAME OF REPORTING PERSON: Happy Travel Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,454,557[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,454,557[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,454,557[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[2]
14.	TYPE OF REPORTING PERSON CO

[1]	The record owner of these shares is Happy Travel Limited, which is owned by (i) Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP and Actis China Fund 2, L.P., all of which are managed by Actis LLP, and (ii) Actis Executive Co-Investment Plan, L.P. and Actis Fund 3 Co-Investment Pool, L.P., all of which are managed by Actis Co-Investment Plan Limited, which is directly owned by Actis LLP, and does not include Ordinary Shares beneficially owned by the Founder A Parties and Founder B Parties. As further described in Items 2, 4 and 5, the Actis Parties may be deemed to beneficially own the Ordinary Shares beneficially owned by the Founder A Parties and the Founder B Parties.

[2]	Percentage calculated based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 based on the information provided in the Merger Agreement, a copy of which is filed as Exhibit 2 hereto.

CUSIP No. 81783J 101	13D	Page 19 of 30

This statement on Schedule 13D (this “Schedule 13D”) is filed jointly by Mr. Boquan He (“Mr. He”), Prototal Enterprises (together with Mr. He, the “Founder A Parties”), Mr. Zheng, Audrey & Aaron Holdings Limited (“Audrey & Aaron Holdings”) and Fortune News (together with Mr. Zheng and Audrey & Aaron Holdings, the “Founder B Parties”), Actis LLP (“Actis”), Actis Co-Investment Plan Limited (“Actis Co-Investment”), Actis Emerging Markets 3 LP (“Actis Emerging Markets 3”), Actis Emerging Markets 3 “A” LP (“Actis Emerging Markets 3A”), Actis Emerging Markets 3 “C” LP (“Actis Emerging Markets 3C”), Actis China 3 “S” LP (“Actis China 3S”), Actis China 3 “A” LP (“Actis China 3A”), Actis China 3 LP (“Actis China 3”), Actis China Fund 2, L.P. (“Actis China Fund”), Actis Executive Co-Investment Plan, L.P. (“Actis Executive”), Actis Fund 3 Co-Investment Pool, L.P. (“Actis Fund 3”) and Happy Travel Limited (“Happy Travel”) (Actis, Actis Co-Investment, Actis Emerging Markets 3, Actis Emerging Markets 3A, Actis Emerging Markets 3C, Actis China 3S, Actis China 3A, Actis China 3, Actis China Fund, Actis Executive, Actis Fund 3 and Happy Travel are collectively, the “Actis Parties”, and together with the Founder A Parties and the Founder B Parties, the “Reporting Persons”), with respect to the ordinary shares, par value $0.125 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”, each ADS representing three Ordinary Shares), of 7 Days Group Holdings Limited (the “Issuer”).

Explanatory Note Regarding Prior Joint Schedule 13D

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to the Issuer and amends and supplements the statement on Schedule 13D filed on October 9, 2012 on behalf of the Founder A Parties and Founder B Parties with the United States Securities and Exchange Commission (the “SEC”) (the “Prior Joint Schedule 13D”). Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Prior Joint Schedule 13D.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares, including Ordinary Shares represented by ADSs, of the Issuer. The Issuer’s principal executive office is located at 5C-11 Creative Industry Zone, 397 XinGangZhong Road, Guangzhou, Guangdong 510310, People’s Republic of China.

Item 2. Identity and Background

(a)-(c) and (f)	This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Exchange Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this Schedule 13D.

With respect to the Founder A Parties and the Founder B Parties, this Schedule 13D also amends and supplements the Prior Joint Schedule 13D. This Schedule 13D represents the initial statement filed by the Actis Parties with respect to the Issuer.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.

Mr. He is a citizen of Canada and his principal occupation is co-chairman of the board of directors of the Issuer. Mr. He’s business address is Floor 32, Metro Plaza, 183-187, Tianhe Road North, Guangzhou, Guangdong 510620, People’s Republic of China.

Prototal Enterprises is a company incorporated under the laws of the British Virgin Islands. Prototal Enterprises is wholly owned by Mr. He. The principal business of Prototal Enterprises is that of an investment holding company. The principal business address of Prototal Enterprises is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. He is the sole director of Prototal Enterprises.

CUSIP No. 81783J 101	13D	Page 20 of 30

Mr. Zheng is a citizen of the People’s Republic of China and his principal occupation is co-chairman of the board of directors of the Issuer. Mr. Zheng’s business address is 5C-11 Creative Industry Zone, 397 XinGangZhong Road, Guangzhou, Guangdong 510310, People’s Republic of China.

Audrey & Aaron Holdings is a company incorporated under the laws of the British Virgin Islands and is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Mr. Zheng. The beneficiaries of The Happy Family Trust are Mr. Zheng and his wife, Sha Li. The principal business of Audrey & Aaron Holdings is that of an investment holding company. The principal business address of Audrey & Aaron Holdings is 5C-11 Creative Industry Zone, 397 XinGangZhong Road, Guangzhou, Guangdong 510310, People’s Republic of China.

Fortune News is a company incorporated under the laws of the British Virgin Islands and is wholly owned by Audrey & Aaron Holdings. The principal business of Fortune News is that of an investment holding company. The principal business address of Fortune News is 5C-11 Creative Industry Zone, 397 XinGangZhong Road, Guangzhou, Guangdong 510310, People’s Republic of China. Mr. Zheng is the sole director of Fortune News.

Actis Emerging Markets 3, Actis Emerging Markets 3A, Actis Emerging Markets 3C, Actis China 3S, Actis China 3A, Actis China 3 and Actis China Fund are English limited partnerships managed by Actis, an English limited liability partnership owned by its members. The principal business address of each of Actis, Actis Emerging Markets 3, Actis Emerging Markets 3A, Actis Emerging Markets 3C, Actis China 3S, Actis China 3A, Actis China 3 and Actis China Fund is 2 More London Riverside, London UK SE1 2JT.

Actis Executive and Actis Fund 3 are Guernsey limited partnerships managed by their general partner, Actis Co-Investment, a Guernsey registered limited company directly owned by Actis. The principal business address of each of Actis Co-Investment, Actis Executive and Actis Fund 3 is 1, Royal Plaza, Royal Avenue, St Peter Port, Guernsey, Channel Islands, GY1 2HL.

Happy Travel is owned by Actis Emerging Markets 3, Actis Emerging Markets 3A, Actis Emerging Markets 3C, Actis China 3S, Actis China 3A, Actis China 3, Actis China Fund, Actis Executive and Actis Fund 3. The principal business address of Happy Travel is Les Cascades, Edith Cavell Street, Port Louis, Mauritius.

The ownership of Actis is 85% held by the partners of Actis and 15% held by an employee benefit trust. The day-to-day management of the business is delegated to the Executive Committee (“Exco,” and the members of Exco are collectively, the “Related Persons” ). The members of Exco are:

Name	Title	Nationality
Paul Fletcher	Senior Partner	British
Alistair Mackintosh	Chief Investment Officer	British
Peter Schmid	Head, Private Equity	Austrian
Torbjorn Caesar	Co-Head, Energy	Swedish
David Morley	Head, Real Estate	British
Christopher Coles	Chief Operating Officer	British

CUSIP No. 81783J 101	13D	Page 21 of 30

The business address of each of the Related Persons is c/o Actis LLP, 2 More London Riverside, London UK SE1 2JT.

The Actis Parties are principally engaged in the business of investing in companies and businesses and monitoring the performance of such investments.

Due to the nature of the transaction described in Item 4 of this Schedule 13D, the Founder A Parties, the Founder B Parties and the Actis Parties could be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other and with Carlyle Asia Partners III, L.P. and its affiliates (“Carlyle”) and Sequoia Capital China Growth 2010 Fund, L.P. and its affiliates (“Sequoia”). Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares beneficially owned by any other Reporting Person or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any other person. This Schedule 13D shall not be construed as acknowledging that any Reporting Person, except as expressly set forth herein, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by any other Reporting Person or any other person or is a member of a group with any other Reporting Person or any other person.

Information with respect to each of the Reporting Persons and Related Persons is given solely by such Reporting Person and Related Persons, and no Reporting Person or Related Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons and Related Persons, except as otherwise provided in Rule 13d-1(k).

(d)-(e)	To the best knowledge of each of the Reporting Persons, none of the Reporting Persons nor the Related Persons, during the past five years, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to an agreement and plan of merger, dated as of February 28, 2013, by and among (i) the Issuer, (ii) Keystone Lodging Holdings Limited (“Holdco”) (which is a party thereto solely for the limited purposes of Sections 2.02(c) and 2.02(e) thereof), an exempted company with limited liability incorporated under the laws of the Cayman Islands and the sole shareholder of Parent (as defined below), (iii) Keystone Lodging Company Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and (iv) Keystone Lodging Acquisition Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (the “Merger Agreement”), subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the outstanding Ordinary Shares and ADSs will be cancelled, and each Ordinary Share (excluding the Rollover Shares (as defined below), Excluded Shares (as defined in the Merger Agreement) and Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive cash consideration, without interest, equal to $4.60 per Ordinary Share ($13.80 per ADS). A copy of the Merger Agreement has been filed as Exhibit 2 (previously filed with the SEC by the Issuer on Form 6-K on February 28, 2013), and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately US$717 million will be expended in acquiring all of the outstanding Ordinary Shares other than Ordinary Shares and ADSs owned by the Reporting Persons and certain other management shareholders (“Publicly Held Shares”). This amount includes (a) the estimated funds required to (i) purchase the Publicly Held Shares and (ii) pay for the outstanding options to purchase Ordinary Shares, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares (excluding any tax liabilities).

CUSIP No. 81783J 101	13D	Page 22 of 30

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to (i) a mandate letter, dated February 8, 2013, by and among Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura International (Hong Kong) Limited, Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd. (collectively, the “Mandated Lead Arrangers”) and Cathay United Bank, Chinatrust Commercial Bank Co., Ltd, Nomura Special Investments Singapore Pte. Ltd., Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., Offshore Banking Branch (collectively, the “Underwriters”), Taipei Fubon Commercial Bank Co., Ltd. as agent and Cathay United Bank as security agent in favor of Merger Sub (the “Debt Commitment Letter”), and (ii) equity commitment letters, dated as of February 28, 2013 (collectively, the “Equity Commitment Letters”) by and between (i) each of (A) certain of the Actis Parties (the “Actis Equity Commitment Letter”), (B) a certain affiliate of Carlyle, (C) certain affiliates of Sequoia and (D) Mr. He (the “He Equity Commitment Letter”) and (ii) Holdco. Copies of the Debt Commitment Letter, the Actis Equity Commitment Letter and the He Equity Commitment Letter have been filed as Exhibits 3, 4 and 5, respectively, and are incorporated herein by reference in their entirety.

Under the terms and subject to the conditions of the Debt Commitment Letter, the Mandated Lead Arrangers agreed to arrange and manage the primary syndication of a term loan facility for Merger Sub (the “Facility”) and the Underwriters agreed to underwrite the Facility, pursuant to which loans in the amount of US$120 million will be made available to Merger Sub in connection with the Merger.

Under the terms and subject to the conditions of the Equity Commitment Letters, each of Carlyle, Sequoia, Mr. He and certain of the Actis Parties will provide approximately US$141 million, US$100 million, US$28 million and US$17 million, respectively, in equity financing to Holdco to consummate the Merger.

Item 4.  Purpose of Transaction

On February 28, 2013, the Issuer announced in a press release that it had entered into the Merger Agreement. The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by holders of Ordinary Shares representing two-thirds or more of the Ordinary Shares present and voting at an extraordinary shareholders’ meeting of the Issuer convened for purposes of voting upon and approving the Merger Agreement and the transactions contemplated thereby. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, the Ordinary Shares and the ADSs will be delisted from the New York Stock Exchange and will cease to be registered under Section 12 of the Exchange Act, and the Issuer will be privately held. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Prototal Enterprises, Mr. Zheng, Fortune News, Happy Travel and certain other shareholders of the Issuer named therein (collectively, the “Shareholders”) have entered into a support agreement (the “Support Agreement”) with Parent and Holdco. Pursuant to the Support Agreement, the Shareholders agreed to contribute an aggregate of 67,637,997 Ordinary Shares (including Ordinary Shares represented by ADSs) for cancellation immediately prior to the closing of the Merger in exchange for subscription of newly issued shares of Holdco. The Shareholders also agreed (i) at the Shareholders’ Meeting or any other annual or special meeting of the Issuer’s shareholders at which any of such matters is to be considered, to appear at such meeting or otherwise cause their Ordinary Shares to be counted as present thereat for purposes of determining whether a quorum is present, (ii) to vote or cause to be voted at such meeting all their Ordinary Shares in favor of approval of the Merger Agreement and the transactions contemplated thereby, and (iii) to vote or cause to be voted at such meeting all their Ordinary Shares against the approval of any alternative acquisition proposal (a “Competing Transaction”). In addition, the Shareholders agreed, and agreed to cause their representatives (i) not to initiate, solicit, propose, encourage or knowingly facilitate any inquiries, proposals or offers with respect to a Competing Transaction, (ii) to immediately cease and cause to be terminated any discussions or negotiation with any parties with respect to a Competing Transaction, (iii) to promptly advise Parent in writing of any Competing Transaction, and (iv) keep Parent reasonably informed on a reasonably current basis of the status and terms of any Competing Transaction to the extent known by the Shareholder. A copy of the Support Agreement has been filed as Exhibit 6, and is incorporated herein by reference in its entirety.

CUSIP No. 81783J 101	13D	Page 23 of 30

Concurrently with the execution of the Merger Agreement, Holdco, Parent, Merger Sub, Happy Travel, Keystone Asia Holdings Limited (an affiliate of Carlyle), SCC Growth 2010-Peak Holdco, Ltd (an affiliate of Sequoia), Mr. Zheng, Fortune News, Mr. He, Prototal Enterprises, Chien Lee, Smartech Resources Limited and Minjian Shi have entered into an interim investors agreement (the “Interim Investors Agreement”). Pursuant to the terms of the Interim Investors Agreement, among other things, (i) the Requisite Investors (as defined therein) may cause Parent to, and Parent shall not without such approval, take any action or refrain from taking any action in order for Parent to comply with its obligations, satisfy its closing conditions or exercise its rights under the Merger Agreement, (ii) Merger Sub, at the direction of the Requisite Investors, shall negotiate, enter into and borrow under definitive agreements relating to the debt financing to be provided at the closing for the Merger pursuant to the Debt Commitment Letter, (iii) Holdco, at the direction of the Requisite Investors, shall enforce the provisions of the Equity Commitment Letters and (iv) each of Holdco and Parent, at the direction of the PE Investors (as defined therein), shall enforce the provisions of the Support Agreement. The Interim Investors Agreement will terminate upon the earlier of the Effective Time and the termination of the Merger Agreement. A copy of the Interim Investors Agreement has been filed as Exhibit 7, and is incorporated herein by reference in its entirety.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; and taking any action similar to any of those enumerated above.

The descriptions of the agreements and documents set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements or documents, which have been filed, or otherwise incorporated by reference, as exhibits hereto.

CUSIP No. 81783J 101	13D	Page 24 of 30

Item 5.  Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 is hereby incorporated herein by reference.

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned (1): (in Ordinary Shares)	Percent of class (2):	Sole power to vote or direct the vote: (in Ordinary Shares)	Shared power to vote or to direct the vote: (in Ordinary Shares)	Sole power to dispose or to direct the disposition of: (in Ordinary Shares)	Shared power to dispose or to direct the disposition of: (in Ordinary Shares)
Mr. He (3)	35,131,575	23.9%	0	35,131,575	0	35,131,575
Prototal Enterprises	35,131,575	23.9%	0	35,131,575	0	35,131,575
Mr. Zheng (4)	9,440,920	6.4%	440,920	9,000,000	440,920	9,000,000
Audrey & Aaron Holdings (5)	9,000,000	6.1%	0	9,000,000	0	9,000,000
Fortune News (6)	9,000,000	6.1%	0	9,000,000	0	9,000,000
Actis LLP	17,454,557	11.9%	0	17,454,557	0	17,454,557
Actis Co-Investment Plan Limited	17,454,557	11.9%	0	17,454,557	0	17,454,557
Actis Emerging Markets 3 LP	17,454,557	11.9%	0	17,454,557	0	17,454,557
Actis Emerging Markets 3 “A” LP	17,454,557	11.9%	0	17,454,557	0	17,454,557
Actis Emerging Markets 3 “C” LP	17,454,557	11.9%	0	17,454,557	0	17,454,557
Actis China 3 “S” LP	17,454,557	11.9%	0	17,454,557	0	17,454,557
Actis China 3 “A” LP	17,454,557	11.9%	0	17,454,557	0	17,454,557
Actis China 3 LP	17,454,557	11.9%	0	17,454,557	0	17,454,557
Actis China Fund 2, L.P.	17,454,557	11.9%	0	17,454,557	0	17,454,557
Actis Executive Co-Investment Plan, L.P.	17,454,557	11.9%	0	17,454,557	0	17,454,557
Actis Fund 3 Co-Investment Pool, L.P.	17,454,557	11.9%	0	17,454,557	0	17,454,557
Happy Travel (7)	17,454,557	11.9%	17,454,557	0	17,454,557	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.
(2)	Percentage of beneficial ownership of each listed person is based on 146,997,449 Ordinary Shares outstanding as of February 28, 2013 as provided in the Merger Agreement as well as the Ordinary Shares underlying share options exercisable by such person within 60 days of February 28, 2013.
(3)	Includes 35,131,575 Ordinary Shares beneficially owned through Mr. He’s ownership of Prototal Enterprises. Mr. He is the sole shareholder and sole director of Prototal Enterprises. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. He may be deemed to beneficially own all of the Ordinary Shares held by Prototal Enterprises.
(4)	Includes (a) (i) 17,806 ADSs representing 53,418 Ordinary Shares held by Mr. Zheng, (ii) 2 Ordinary Shares held by Mr. Zheng and (iii) 387,500 Ordinary Shares issuable upon exercise of options held by Mr. Zheng within 60 days of February 28, 2013, and (b) 9,000,000 Ordinary Shares held through Fortune News. Fortune News is wholly owned by Audrey & Aaron Holdings, which in turn is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Mr. Zheng. The beneficiaries of The Happy Family Trust are Mr. Zheng and his wife, Ms. Sha Li. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Zheng may be deemed to beneficially own all of the Ordinary Shares held by Fortune News.
(5)	Includes 9,000,000 Ordinary Shares held through Fortune News. Fortune News is wholly owned by Audrey & Aaron Holdings. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Audrey & Aaron Holdings may be deemed to beneficially own all of the Ordinary Shares held by Fortune News.
(6)	9,000,000 Ordinary Shares held by Fortune News are pledged to BSRL under the Pledge Agreement.
(7)	Happy Travel is the record owner of 17,454,557 Ordinary Shares. Happy Travel is owned by (i) Actis Emerging Markets 3, Actis Emerging Markets 3A, Actis Emerging Markets 3C, Actis China 3S, Actis China 3A, Actis China 3, Actis China Fund, all English limited partnerships (the “Actis Funds”), and the Actis Funds are managed by Actis, an English limited liability partnership owned by its members, and (ii) Actis Executive and Actis Fund 3, both Guernsey limited partnerships managed by their general partner, Actis Co-Investment, a Guernsey registered limited company directly owned by Actis. The limited partners of the Actis Funds, Actis Executive and Actis Fund 3 have no voting or investment control over their investments, including the shares in Happy Travel. Investment and voting decisions for the Actis Funds are made by their manager, Actis, by unanimous decision of the members of the investment committee and, in the case of Actis Executive and Actis Fund 3, their general partner Actis Co-Investment.

CUSIP No. 81783J 101	13D	Page 25 of 30

(c) Except as set forth in this Item 5, none of the Reporting Persons nor Related Persons has effected any transaction in the Ordinary Shares during the 60 days preceding the filing of this Schedule 13D.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 is hereby incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, each of Mr. He, Mr. Zheng and certain affiliates of the Actis Parties, Carlyle and Sequoia (each, a “Guarantor” and collectively, the “Guarantors”) has entered into a limited guaranty in favor of the Issuer (each, a “Limited Guaranty” and collectively, the “Limited Guaranties”) pursuant to which each Guarantor, subject to the terms of its respective Limited Guaranty, irrevocably and unconditionally guarantees to the Issuer the due and punctual payment when due of such Guarantor’s pro rata share (in proportion to its anticipated shareholding in Holdco) of Parent’s termination fee and expense reimbursement obligations under the Merger Agreement. Each Limited Guaranty will terminate upon the earlier of (i) all of the obligations payable under the Limited Guaranty having been paid in full, (ii) the Effective Time, (iii) the termination of the Merger Agreement in accordance with its terms by mutual consent of Parent and the Issuer or under circumstances in which Parent and Merger Sub would not be obligated to pay a termination fee or otherwise to make payments pursuant to the Merger Agreement, and (iv) 90 days after any termination of the Merger Agreement in accordance with its terms under circumstances in which Parent and Merger Sub would be obligated to make a termination fee or expense reimbursement payment under the Merger Agreement if the Issuer has not presented a claim for payment to the Guarantor by such 90th day. Copies of the Limited Guaranties of Mr. He, Mr. Zheng and certain affiliates of Actis have been filed as Exhibits 8, 9, and 10 respectively, and are incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement dated March 4, 2013, by and among Boquan He, Prototal Enterprises Limited, Nanyan Zheng, Audrey & Aaron Holdings Limited, Fortune News International Limited, Happy Travel Limited, Actis LLP, Actis Co-Investment Plan Limited, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP, Actis China Fund 2, L.P., Actis Executive Co-Investment Plan, L.P., and Actis Fund 3 Co-Investment Pool, L.P.

2.	Agreement and Plan of Merger dated February 28, 2013, by and among Keystone Lodging Company Limited, Keystone Lodging Acquisition Limited, 7 Days Group Holdings Limited, and Keystone Lodging Holdings Limited (a party thereto solely for the limited purposes of Sections 2.02(c) and 2.02(e) thereof) (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Form 6-K filed on February 28, 2013).

3.	Debt Commitment Letter dated February 8, 2013, by and among Keystone Lodging Acquisition Limited, Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura International (Hong Kong) Limited, Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., as mandated lead arrangers, Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura Special Investments Singapore Pte. Ltd., Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., Offshore Banking Branch, as underwriters, Taipei Fubon Commercial Bank Co., Ltd. as agent and Cathay United Bank as security agent.

4.	Equity Commitment Letter dated February 28, 2013 by Actis Fund 3 Co-Investment Pool LP, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 LP, Actis China 3 “A” LP and Actis China 3 “S” LP in favor of Keystone Lodging Holdings Limited.

CUSIP No. 81783J 101	13D	Page 26 of 30

5.	Equity Commitment Letter dated February 28, 2013 by Boquan He in favor of Keystone Lodging Holdings Limited.

6.	Support Agreement dated February 28, 2013, by and among Keystone Lodging Company Limited, Keystone Lodging Holdings Limited, Nanyan Zheng, Fortune News International Limited, Prototal Enterprises Limited, Happy Travel Limited, Chien Lee, Smartech Resources Limited and Minjian Shi.

7.	Interim Investors Agreement dated February 28, 2013, by and among Happy Travel Limited, Keystone Asia Holdings Limited, SCC Growth 2010-Peak Holdco, Ltd., Nanyan Zheng, Fortune News International Limited, Boquan He, Prototal Enterprises Limited, Chien Lee, Smartech Resources Limited, Minjian Shi, Keystone Lodging Holdings Limited, Keystone Lodging Company Limited and Keystone Lodging Acquisition Limited.

8.	Limited Guaranty dated February 28, 2013, from Boquan He in favor of 7 Days Group Holdings Limited.

9.	Limited Guaranty dated February 28, 2013, from Nanyan Zheng in favor of 7 Days Group Holdings Limited.

10.	Limited Guaranty dated February 28, 2013, from each of Actis Fund 3 Co-Investment Pool LP, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 LP, Actis China 3 “A” LP and Actis China 3 “S” LP in favor of 7 Days Group Holdings Limited.

CUSIP No. 81783J 101	13D	Page 27 of 30

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2013

By:	/s/ Boquan He
Name:	Boquan He

PROTOTAL ENTERPRISES LIMITED

By:	/s/ Boquan He
Name:	Boquan He
Title:	Director

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng

AUDREY & AARON HOLDINGS LIMITED

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

FORTUNE NEWS INTERNATIONAL LIMITED

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

HAPPY TRAVEL LIMITED

By:	/s/ Yannick Roussety
Name:	Yannick Roussety
Title:	Authorized Signatory

ACTIS LLP

By:	/s/ David Morley
Name:	David Morley
Title:	Partner/Authorized Signatory

ACTIS CO-INVESTMENT PLAN LIMITED

By:	/s/ Barry McClay
Name:	Barry McClay
Title:	Director

[Signature Page to Schedule 13D]

CUSIP No. 81783J 101	13D	Page 28 of 30

ACTIS EMERGING MARKETS 3 LP

By:	/s/ David Morley
Name:	David Morley
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

ACTIS EMERGING MARKETS 3 “A” LP

By:	/s/ David Morley
Name:	David Morley
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

ACTIS EMERGING MARKETS 3 “C” LP

By:	/s/ David Morley
Name:	David Morley
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

ACTIS CHINA 3 “S” LP

By:	/s/ David Morley
Name:	David Morley
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

ACTIS CHINA 3 “A” LP

By:	/s/ David Morley
Name:	David Morley
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

ACTIS CHINA 3 LP

By:	/s/ David Morley
Name:	David Morley
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

[Signature Page to Schedule 13D]

CUSIP No. 81783J 101	13D	Page 29 of 30

ACTIS CHINA FUND 2, L.P.

By:	/s/ David Morley
Name:	David Morley
Title:	Partner of Actis LLP and on behalf of Actis LLP, in its capacity as manager

ACTIS EXECUTIVE CO-INVESTMENT PLAN, L.P.

By:	/s/ Barry McClay
Name:	Barry McClay
Title:	Director of Actis Co-Investment Plan Limited and on behalf of Actis Co-Investment Plan Limited, in its capacity as general partner

ACTIS FUND 3 CO-INVESTMENT POOL, L.P.

By:	/s/ Barry McClay
Name:	Barry McClay
Title:	Director of Actis Co-Investment Plan Limited and on behalf of Actis Co-Investment Plan Limited, in its capacity as general partner

[Signature Page to Schedule 13D]

CUSIP No. 81783J 101	13D	Page 30 of 30

INDEX TO EXHIBITS

1.	Joint Filing Agreement dated March 4, 2013, by and among Boquan He, Prototal Enterprises Limited, Nanyan Zheng, Audrey & Aaron Holdings Limited, Fortune News International Limited, Happy Travel Limited, Actis LLP, Actis Co-Investment Plan Limited, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 “S” LP, Actis China 3 “A” LP, Actis China 3 LP, Actis China Fund 2, L.P., Actis Executive Co-Investment Plan, L.P., and Actis Fund 3 Co-Investment Pool, L.P.

2.	Agreement and Plan of Merger dated February 28, 2013, by and among Keystone Lodging Company Limited, Keystone Lodging Acquisition Limited, 7 Days Group Holdings Limited, and Keystone Lodging Holdings Limited (a party thereto solely for the limited purposes of Sections 2.02(c) and 2.02(e) thereof) (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Form 6-K filed on February 28, 2013).

3.	Debt Commitment Letter dated February 8, 2013, by and among Keystone Lodging Acquisition Limited, Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura International (Hong Kong) Limited, Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., as mandated lead arrangers, Cathay United Bank, Chinatrust Commercial Bank Co., Ltd., Nomura Special Investments Singapore Pte. Ltd., Ta Chong Bank, Ltd. and Taipei Fubon Commercial Bank Co., Ltd., Offshore Banking Branch, as underwriters, Taipei Fubon Commercial Bank Co., Ltd. as agent and Cathay United Bank as security agent.

4.	Equity Commitment Letter dated February 28, 2013 by Actis Fund 3 Co-Investment Pool LP, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 LP, Actis China 3 “A” LP and Actis China 3 “S” LP in favor of Keystone Lodging Holdings Limited.

5.	Equity Commitment Letter dated February 28, 2013 by Boquan He in favor of Keystone Lodging Holdings Limited.

6.	Support Agreement dated February 28, 2013, by and among Keystone Lodging Company Limited, Keystone Lodging Holdings Limited, Nanyan Zheng, Fortune News International Limited, Prototal Enterprises Limited, Happy Travel Limited, Chien Lee, Smartech Resources Limited and Minjian Shi.

7.	Interim Investors Agreement dated February 28, 2013, by and among Happy Travel Limited, Keystone Asia Holdings Limited, SCC Growth 2010-Peak Holdco, Ltd., Nanyan Zheng, Fortune News International Limited, Boquan He, Prototal Enterprises Limited, Chien Lee, Smartech Resources Limited, Minjian Shi, Keystone Lodging Holdings Limited, Keystone Lodging Company Limited and Keystone Lodging Acquisition Limited.

8.	Limited Guaranty dated February 28, 2013, from Boquan He in favor of 7 Days Group Holdings Limited.

9.	Limited Guaranty dated February 28, 2013, from Nanyan Zheng in favor of 7 Days Group Holdings Limited.

10.	Limited Guaranty dated February 28, 2013, from each of Actis Fund 3 Co-Investment Pool LP, Actis Emerging Markets 3 LP, Actis Emerging Markets 3 “A” LP, Actis Emerging Markets 3 “C” LP, Actis China 3 LP, Actis China 3 “A” LP and Actis China 3 “S” LP in favor of 7 Days Group Holdings Limited.